UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2009
Cadbury plc
(Translation of registrant’s name into English)
England
(Jurisdiction of incorporation or organization)
Cadbury House
Sanderson Road
Uxbridge
Middlesex UB8 1DH
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F
☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES
EXHIBIT INDEX
EX-99.1
EX-99.2
EX-99.3
EX- 99.4

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cadbury plc
Date: 03/31/2009	By:	/s/ J M Mills
	Name:	J M Mills
	Title:	Director of Group Secretariat

EXHIBIT INDEX

Exhibit No.	Description
99.1	Cadbury plc Annual Report & Accounts 2008
99.2	Cadbury plc Shareholder Magazine 2008/2009
99.3	Cadbury plc Notice of Annual General Meeting 2009
99.4	Cadbury plc Form of Proxy for Annual General Meeting 2009